This letter omits confidential information included in an unredacted version of this letter, which was delivered separately to the Division of Corporation Finance of the Securities and Exchange Commission. Asterisks denote the omission of the confidential information from the text of this version of such letter.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

1919 Flowers Circle

Thomasville, GA 31757

October 21, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennifer O’Brien, Staff Accountant
Kimberly Calder, Assistant Chief Accountant

Re:	Flowers Foods, Inc.

Form 10-K for Fiscal Year Ended December 29, 2018

Filed February 20, 2019

Form 10-Q for Fiscal Quarter Ended July 13, 2019

Filed August 7, 2019

Form 8-K dated August 8, 2019

File No. 001-16247

Dear Mses. O’Brien and Calder:

Flowers Foods, Inc., a Georgia corporation (“we,” “us,” “our,” “Flowers” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 24, 2019 (the “Comment Letter”) with respect to our Form 10-K for fiscal year ended December 29, 2018 filed February 20, 2019, Form 10-Q for fiscal quarter ended July 13, 2019 filed August 7, 2019 and Form 8-K dated August 8, 2019. For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Form 10-Q for Fiscal Quarter Ended July 13, 2019

Note 1. Basis of Presentation

Reporting Segment, page 9

1.

We note you have one operating segment under your new organizational structure, which consists of two business units identified as Fresh Packaged Bread and Snacking/Specialty. Your disclosure explains that this conclusion is “based on the nature of products the company sells, intertwined production and distribution model, the internal management structure and information that is regularly reviewed by the chief executive officer (“CEO”), who is the chief operating decision maker, for the purpose of assessing performance and allocating resources.” Please provide us with your new operating segment analysis under ASC 280-10-50-1. As part of your response, address the following:

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BY FLOWERS FOODS, INC.

In response to the Staff’s comment, we respectfully advise the Staff that Flowers is the second-largest producer and marketer of packaged bakery foods in the U.S. Historically, from the beginning of fiscal 2008 to the end of fiscal 2018, we had two operating segments, which reflected our two distinct methods of delivering products to the market: (i) a direct-store-delivery segment, which produced fresh breads, buns, rolls, tortillas and snack cakes sold primarily by a network of independent distributors to retail and foodservice customers in the East, South, Southwest and West Coast markets, as well as select markets in the Midwest, Nevada, and Colorado; and (ii) a warehouse delivery segment, which produced fresh snack cakes and frozen breads and rolls and delivered its products fresh or frozen to customers’ warehouses nationwide via contract carriers.

On August 10, 2016, we announced the launch of Project Centennial, a comprehensive business and operational review, the primary objective of which was to improve margins and profitably grow revenue over time. We began the project with an evaluation of our brands, product mix, and organizational structure. We identified opportunities to enhance revenue growth, streamline operations, improve efficiencies, and make investments that strengthen our competitive position and improve margins over the long term. We then developed strategic priorities to help us capitalize on retail and consumer changes. These priorities were as follows: (i) reduce costs to fuel growth; (ii) develop leading capabilities; (iii) reinvigorate core business; and (iv) capitalize on product adjacencies.

As part of Project Centennial, we reviewed our organizational structure and on May 3, 2017, we announced an enhanced organizational structure designed to provide greater focus on our long-term strategic objectives, emphasize brand growth and innovation in line with a national branded food company, drive enhanced accountability, and reduce costs. The new organizational structure, which became effective in early fiscal 2019, established two business units (“BUs”): Fresh Packaged Bread (“FPB BU”) and Snacking/Specialty (“Specialty BU”). The new organizational structure also realigned key leadership roles and provided for centralized marketing, sales, supply chain, shared-services/administrative, and corporate strategy functions, each with clearly defined roles and responsibilities.

Given the ongoing changes to the Company’s organizational structure as part of Project Centennial, the Company’s management reassessed reportable segment presentation under ASC 280 and evaluated the following issues:

•	Who is the chief operating decision maker?

•	What are the operating segments?

•	What are the reportable segments?

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In connection with this evaluation, and upon the application of the relevant guidance in ASC 280, we concluded that we have one operating segment under the new organizational structure based on the nature of products we sell, our intertwined production and distribution model, our internal management structure, and information that is regularly reviewed by our president and chief executive officer (“CEO”), who is our chief operating decision maker (“CODM”), for the purpose of assessing performance and allocating resources. The following analysis, including the Company’s responses to the Staff’s specific requests, provides the basis for our conclusion.

Issue #1: Who is the Chief Operating Decision Maker?

Under ASC 280-1-0-50-5, the term CODM identifies a function, not necessarily a manager with a specific title. The function of the CODM is to assess the performance of and allocate resources to the operating segments of an enterprise. Often the CODM of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents, or others.

In assessing the determination of the CODM, it is critical to understand the Company’s organizational and management team structure. The Company is managed by its CEO and an executive leadership team that executes the key operating decisions and oversees the BUs, sales organization, supply chain, marketing and other functional areas in the organization, with oversight being provided by the Company’s Board of Directors (the “Board”). The members of the executive leadership team report directly to the CEO. The CEO role is held by A. Ryals McMullian, effective May 23, 2019. In connection with Project Centennial, the enhanced organizational structure put forth an executive leadership team of “direct reports” to the CEO that oversee the respective BUs, sales organization, supply chain, marketing and other functional areas in the organization.

The individuals set forth on Attachment 1 report directly to the CEO, who is the CODM. The individuals set forth on Attachment 2 include direct reports as well as those individuals who report to management one level below the CEO.

The individuals set forth on Attachment 1 are members of the executive leadership team and are the primary individuals who the CEO holds accountable for the operations of the respective BUs, sales organization, supply chain, marketing and other functional areas in the organization. The members of the executive leadership team maintain contact with the CEO to discuss operating activities, financial results, forecasts or plans for the Company. The members of the executive leadership team provide their input and perspective to the CEO on operating decisions. Though the CEO consults with the executive leadership team to make key operating decisions, the CEO makes the final key operating and resource allocation decisions for the Company and its operations.

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BY FLOWERS FOODS, INC.

The executive leadership team members are assisted by a sub-group of managers that directly assist in the day-to-day operations. Each of the departments is intertwined with the other, as further explained below:

•

Chief Operating Officer (“COO”) (reports to CEO) and BUs (report to COO): Following Project Centennial and the Company’s desire to be brand-focused, the Company reviewed the entire portfolio of brands and determined that the best method to effectively manage the Company’s products and brand portfolio was by creating two BUs, which are managed by a respective BU president, that report directly to the COO.

The two BUs are: (1) FPB BU, and (2) Specialty BU. The FPB BU is a grouping of brands of baked goods that are marketed within the bread rack of a supermarket store and it includes the Company’s brands and the store-branded products. The Specialty BU is a grouping of most brands of baked goods that are marketed in the perimeter of the supermarket store and outside of the bread rack of a supermarket store, including store-branded products. The Specialty BU also includes the foodservice category, which produces and sells breads, buns and rolls similar to those produced in the FPB BU, but that are sold to non-retail customers (i.e., fast-food chain restaurants, schools, hospitals, and others) rather than retail stores.

[***]1

Both BUs are managed by a president and assisted by a team of brand and brand category teams. All these individuals work closely with the sales, supply chain, and marketing organizations to jointly develop sales, cost and marketing strategies for each of the individual brands. Further, the sales organization performs the sales activities on behalf of the brand teams for both BUs, the supply chain organization performs the manufacturing on behalf of the brand teams for both BUs and the marketing organization performs consumer research, innovation and media services on behalf of the brand teams for both BUs, in each case without giving preference to one BU or the other.

[***]2

[1]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO001).
[2]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO002).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

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BY FLOWERS FOODS, INC.

•

Sales Organization (reports to COO): The sales organization is charged with the sales and distribution of the baked goods manufactured by the supply chain organization across all of the Company’s bakeries and markets. The Chief Sales Officer (“CSO”), along with its team, oversees the relationships with the customers and the Company’s independent distributor partners (“IDPs”) to further drive growth in sales across all brands and categories. The CSO reports directly to the COO, and works closely with the BU presidents and the brand managers to jointly develop and execute the sales strategy for the Company’s brands and categories. The sales organization supports both BUs with the primary goal to increase the Company’s overall sales, increase market share and further develop underserved markets. In addition, the CSO’s priority is to support all the brands that fall under both BUs without giving preference to one BU or the other.

•

Supply Chain Organization (reports to COO): The supply chain organization is charged with the oversight of the manufacturing of baked goods across all of the Company’s bakeries from procuring raw materials to manufacturing of the baked goods. The Chief Supply Chain Officer (“CSCO”) is ultimately responsible for monitoring all costs associated with the manufacturing of baked goods, including raw materials, labor, transportation and overhead. The CSCO reports directly to the COO, and works closely with the BU presidents and the brand managers to jointly develop cost strategies and innovations for their respective brands. Additionally, the supply chain organization directly supports both BUs without giving preference to one BU or the other, as the manufacturing of baked goods is performed within the supply chain organization.

•

Marketing Organization (reports to CEO): The marketing organization has been tasked to provide market insights from the industry, customers and consumers to the brand management teams. The marketing organization has capabilities to produce consumer insights, perform research and development to improve products, and innovate by creating new products to capitalize on adjacencies in the market. The Chief Marketing Officer (“CMO”) works closely with the COO, BU presidents and the brand managers to help derive and execute market insights and innovation for all brands under both BUs. The CMO’s priority is to support all products and brands that fall under both BUs without giving preference to one BU or the other.

•

Finance, Human Resources, Legal, Communications and Strategy (each reports to CEO): This group assists the overall enterprise to further the Company’s goals and develop short-term and long-term strategies. This group is not involved in the operating functions of the business and is a cost-center for the Company.

FOIA CONFIDENTIAL TREATMENT REQUESTED

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BY FLOWERS FOODS, INC.

As the CEO, Mr. McMullian manages the Company’s strategy and operations and reports directly to the Chairman of the Board and the full Board. In this capacity, Mr. McMullian has final decision-making authority in assessing performance of and allocating resources to the business. For example, Mr. McMullian reviews and approves the annual budget, reviews the performance of management and negotiates terms for strategic operational matters. The Board is also required to approve the annual budget. In addition, during meetings with the Board, the Board will often inquire of Mr. McMullian (and his executive leadership team) about the financial results, strategic initiatives and key performance indicators, and will provide feedback accordingly. However, neither the Board, nor the executive leadership team mandate decisions on assessing performance or allocating resources, as these powers to operate the business lie at the discretion of Mr. McMullian.

Following the analysis set forth above, we concluded that the CEO is the CODM.

Issue #2: What are the Operating Segments?

ASC 280 calls for the utilization of the management approach in identifying operating segments. That is, operating segments are determined by the way the CODM assesses performance and allocates resources. In accordance with ASC 280-10-50-1, an operating segment is a component of a public entity that has all the characteristics listed below:

•	it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

•	its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance; and

•	its discrete financial information is available.

Though the new organizational structure establishes two BUs—FPB BU and Specialty BU—the strategy is managed at a brand-level, and the BU and brand category groupings are for management’s convenience to balance revenue oversight and succession planning. The BUs are broadly divided based on (i) products that are marketed within the bread rack of a supermarket store and (ii) those that are marketed in the perimeter of the supermarket store and outside of the bread rack of a supermarket store, as well as foodservice products that are sold to non-retail customers (e.g., fast food chain restaurants, schools, hospitals, and others). Centralized support functions (e.g., sales and supply chain) cater to all brands and brands categories aggregated in either BU. Production and distribution for both BUs is shared. Products for both BUs are produced in the same bakery, processed through the same shipping department and delivered in the same truck (with some exceptions, e.g., the organic bread bakeries are separate from others and produce only organic bread). In some instances, a bakery produces and distributes, using the same carrier, breads for foodservice customers (Specialty BU), bread brands like Nature’s Own and Wonder (FPB BU), and cakes (Specialty BU).

FOIA CONFIDENTIAL TREATMENT REQUESTED

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BY FLOWERS FOODS, INC.

Performance assessment and resource allocation is not managed at the brands or BU level. For example, lower margin foodservice production and store-branded products are required to achieve economies of scale and share fixed bakery overhead. Supply chain processes, manufacturing efficiencies, labor and material cost are common scaling factors that impact multiple brands and products. [***]3

Brands and brands categories can be moved from one BU to another without having an impact on bakery operations. [***]4 Upon the acquisition of Canyon Bakehouse in 2018, its products were sold in both BUs. After the third quarter of 2019, the Company began selling Canyon Bakehouse products in the FPB BU only.

Under the new organizational structure, the CODM reviews financial information at a consolidated level and makes capital allocation decisions with such information and input from the executive leadership team. Any capital allocations, such as building or acquiring a new bakery, capital expenditures or other investments impact both BUs due to the two BUs being so intertwined in production, sales, marketing and other functions. Operations intertwined for both BUs are as follows:

•

Under the new organizational structure, investment decisions cannot be made at a brand, brand category or BU level. Volume from foodservice business, store-brands, and other specialty products are integral to recovering the fixed production and distribution costs and decisions on setting up or closing a bakery. Production and distribution is highly intertwined among BUs and brands.

•

BUs are not an operating segment. While BU information is aggregated for use by the BU managers, the CODM does not regularly review it. For the CODM, no logical performance assessment can be done at this level as production and distribution are so intertwined between the BUs. As such, any investment or resource allocation needs to be done in consideration of the impact on both BUs and not on one specific BU.

•	BU presidents do not have control over costs. They make decisions in consultation with the CMO and CSCO.

•

The bakeries’ primary focus is on production of all of the Company’s products, not a particular brand. The manufacturing process is brand agnostic, thus, creating a level of difficulty in the allocation of the production costs to the different brands or non-branded products produced.

[3]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO003).
[4]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO004).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

•

The bakeries produce products for multiple brands in any given day and any overtime labor may not be attributable to one or more specific brand. Similarly, distribution of all products is shared among the brands, the bakery produces products for both BUs and the products are generally distributed on the same truck.

•	[***][5]

•	Bakery plant performance would not be a fair representation of performance by a specific brand as multiple brands are produced in the same bakery plant.

Brands could switch or encompass both BUs as follows:

•

Due to the highly intertwined nature of the two BUs and that brands switch or encompass both BUs, from an investor’s perspective, the information obtained would not be very meaningful or comparable if the BUs were treated as segments. [***][6]

•	New acquisitions can encompass products in both BUs. Brands could also be shifted between BUs as a revenue balancing act so it is not too burdensome on one or the other BU president.

•	Production can be shifted to produce products for both BUs, when necessary.

The Company’s organizational structure changed to refocus attention to Flowers’ brands and brands categories. These brands are aggregated into various categories and further aggregated into the two BUs. [***]7

In addressing the guidance in ASC 280-10-50-1, the Company considered the criteria for operating segment treatment at a BU level, a brand category grouping level (i.e., soft variety, organics, etc.), a brand level (i.e., Nature’s Own, Wonder, etc.), and a bakery plant level. The results were as follow:

At the BU level:

•	ASC 280-10-50-1(a) – Earns and incurs expenses: Yes, each BU generates revenues and incurs expenses.

[5]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO005).
[6]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO006).
[7]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO007).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

•	ASC 280-10-50-1(b) – Operating results are regularly reviewed by the CODM: The CODM does not regularly review operating results at the BU level as it reviews operating results at a consolidated level.

•

ASC 280-10-50-1(c) – Discrete financial information is available: Yes, each BU produces discrete financial information. Only BU profit and loss with allocated costs is available and, as a result, no balance sheet or cash flow statement is available.

At the brand category grouping level:

•	ASC 280-10-50-1(a) – Earns and incurs expenses: Yes, each brand category generates revenues and incurs expenses.

•

ASC 280-10-50-1(b) – Operating results are regularly reviewed by the CODM: The CODM does not regularly review operating results at the brands category level as it reviews operating results at a consolidated level.

•	ASC 280-10-50-1(c) – Discrete financial information is available: Yes, each brand category produces discrete financial information.

At the brand level:

•	ASC 280-10-50-1(a) – Earns and incurs expenses: Yes, each brand generates revenues and incurs expenses.

•

ASC 280-10-50-1(b) – Operating results are regularly reviewed by the CODM: The CODM does not regularly review operating results at the brand level as it reviews operating results at a consolidated level.

•	ASC 280-10-50-1(c) – Discrete financial information is available: Yes, each brand produces discrete financial information.

At the bakery plant level:

•	ASC 280-10-50-1(a) – Earns and incurs expenses: Yes, each bakery plant generates revenues and incurs expenses.

•

ASC 280-10-50-1(b) – Operating results are regularly reviewed by the CODM: The CODM does not regularly review operating results at the bakery plant level as it reviews operating results at a consolidated level.

•

ASC 280-10-50-1(c) – Discrete financial information is available: Yes, the bakery plants produce discrete financial information. This information is generated for plant managers to manage the operations of the plant and is not regularly reviewed by the CODM.

Under the new structure, the CODM regularly reviews financial information at a consolidated level and makes capital allocation decisions with such information and input from the executive leadership team. Any capital allocations, such as building or acquiring a new bakery, capital expenditures or other investments impact both BUs because the two BUs are so intertwined in production, sales, marketing and other functions.

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BY FLOWERS FOODS, INC.

Customers and IDPs expect Flowers to come with a full product portfolio. It helps support the distribution model and the relationship with customers. [***]8

Management concludes that the Company has one operating segment under the new organizational structure based on the nature of products that Flowers markets, intertwined production and distribution model, internal structure, and information that is regularly reviewed by the CODM for the purpose of assessing performance and allocating resources. Capital allocations, such as building a new bakery or other investments impact both BUs, as the two BUs are so intertwined in the production of products, sales, marketing and other functions. For transparency and based on structural changes, one operating segment is the best representation of Flowers’ business. It aligns with the internal structure and investors’ desire to have consistent external reporting.

Issue #3: What are the Reportable Segments?

Once a public entity has identified its operating segments, the next step is to determine which of those operating segments will be reported in the notes to the financial statements. ASC 280 allows individual operating segments to be aggregated for reporting purposes if certain criteria are met. In addition, an operating segment is required to be separately reported if it meets certain quantitative thresholds.

As only one operating segment has been identified, management has concluded that only one reportable segment exists, which is the same as the operating segment.

•	Tell us more about how your new internal management structure is organized, including the title and role of each of the individuals who report to the chief operating decision maker (“CODM”); and

Response:

In response to the Staff’s comment, we respectfully advise the Staff to please see the discussion underneath the section above entitled “Issue #1: Who is the Chief Operating Decision Maker?” and Attachment 1.

[8]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO008).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

•	Identify and describe the role of the segment manager as contemplated by ASC 280-10-50-6 through 50-9;

Response:

In response to the Staff’s comment, we respectfully advise the Staff that because we concluded that the Company has one operating segment under the new organizational structure, the segment manager is the CODM, who is the CEO.

•

Tell us how often the CODM meets with direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and any other personnel who attend those meetings;

Response:

In response to the Staff’s comment, we respectfully advise the Staff that the individuals set forth on Attachment 3, which includes the CODM and direct reports, attend the respective meetings identified opposite such individuals’ name and title, as applicable. The information set forth on Attachment 4 is the financial information discussed at the weekly meetings. The information set forth on Attachment 5 is the financial information discussed at the period meetings, of which there are 13. The information set forth on Attachment 6 is the information discussed at the quarterly strategic review meetings. The information set forth on Attachment 7 is the financial information discussed at the quarterly sales and operations review meetings. The CODM does not regularly review any other financial information to prepare for any meeting and the individuals set forth on Attachment 3 are the only individuals employed by the Company who attend any meeting on a regular basis with the CODM to discuss financial information.

•	Tell us whether or not there are individuals held specifically accountable for each of the two new business units;

Response:

In response to the Staff’s comment, we respectfully advise the Staff that both BUs are managed by a president and assisted by a team of brand and brand category teams. All these individuals work closely with the sales, supply chain, and marketing organizations to jointly develop sales, cost and marketing strategies for each of the individual brands. Further, the sales organization performs the sales activities on behalf of the brand teams for both BUs, the supply chain organization performs the manufacturing on behalf of the brand teams for both BUs and the marketing organization performs consumer research, innovation and media services on behalf of the brand teams for both BUs, in each case without giving preference to one BU or the other.

[***]9

[9]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO009).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

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BY FLOWERS FOODS, INC.

The COO along with the BU presidents are responsible for executing on the key operating decisions and achieving consolidated growth targets through organic and inorganic means, executing business strategy, managing cross-functional partners, increasing innovation, driving profitable sales, and increasing consumer demand. The compensation for the BU presidents is tied to the performance of the Company as a whole and not to the specific BU.

[***]10

•

Describe the contents of the discrete financial information that is reviewed by your CODM to allocate resources and assess performance, and indicate the frequency with which such information is prepared; and,

Response:

[***]11

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Response:

[***]12

Form 8-K dated August 8, 2019

Exhibit 99

Information Regarding Non-GAAP Financial Measures

2.

We note your definition of EBITDA under this heading differs from the definition provided in the Form 8-K filed February 6, 2019 under the same heading, and the definition provided on page 4 of your Form 10-K for the fiscal year ended December 29, 2018. Additionally, we note that these definitions do not appear to use “earnings” as defined in Question 103.01 of the Compliance and Disclosure Interpretations Non-GAAP Financial Measures updated April 4, 2018. Please ensure that measures of EBIT or EBITDA calculated differently from those described in Question 103.01 not be characterized as such.

[10]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO010).
[11]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO011).
[12]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO012).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we define EBIT as “earnings before interest and taxes,” and EBITDA as “earnings before interest, taxes, depreciation and amortization,” in each case consistent with Question 103.01 of the Compliance and Disclosure Interpretations Non-GAAP Financial Measures updated April 4, 2018 (“Question 103.01”). Accordingly, we will revise disclosure in future filings and earnings releases beginning with the quarter ended October 5, 2019 to define as follows:

“The company defines EBIT as earnings before interest and taxes and EBITDA as earnings before interest, taxes, depreciation and amortization. The company believes that EBITDA is a useful tool for managing the operations of its business and is an indicator of the company’s ability to incur and service indebtedness and generate free cash flow. EBITDA is used as the primary performance measure in the company’s 2014 Omnibus Equity and Incentive Compensation Plan. Furthermore, pursuant to the terms of our credit facility, EBITDA is used to determine the company’s compliance with certain financial covenants. The company also believes that EBITDA measures are commonly reported and widely used by investors and other interested parties as measures of a company’s operating performance and debt servicing ability because EBITDA measures assist in comparing performance on a consistent basis without regard to depreciation or amortization, which can vary significantly. EBITDA is also a widely-accepted financial indicator of a company’s ability to incur and service indebtedness.”

In addition, we will make necessary revisions to the reconciliation tables to reflect these definitions. To the extent that we disclose measures calculated differently than those defined as EBIT or EBITDA, in each case consistent with Question 103.01, we will continue to distinguish such measures using different titles such as “Adjusted EBIT” or “Adjusted EBITDA.”

Reconciliation of Earnings per Share - Full Year Fiscal 2019 Guidance

3.

We note your reconciliation of earnings per share for the full year fiscal 2019 guidance contains only one adjustment for “Matters affecting comparability.” Please revise this presentation to provide more specificity with respect to each adjustment. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we will revise the presentation of reconciliation of earnings per share guidance in future periods as follows:

FOIA CONFIDENTIAL TREATMENT REQUESTED

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BY FLOWERS FOODS, INC.

	Reconciliation of Earnings per Share – Full Year Fiscal 2019 Guidance
	Range Estimate
Net income per diluted common share	$0.93	to	$0.98
Loss (recovery) on inferior ingredients	NM		NM
Restructuring and related impairment charges	0.01		0.01
Legal settlements (recovery)	NM		NM
Executive retirement agreement	NM		NM
Canyon acquisition costs	NM		NM
Adjusted net income per diluted common share	$0.94	to	$0.99

NM – not meaningful

* * * * * * * * *

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BY FLOWERS FOODS, INC.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 229-226-9110.

Sincerely yours,

/s/ R. Steve Kinsey
R. Steve Kinsey Chief Financial Officer and Chief Administrative Officer

Copies to:

Mr. Stephen R. Avera

Mr. Joel T. May

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BY FLOWERS FOODS, INC.

Attachment 1

The following members of the executive leadership team (including title and responsibility) report directly to the CEO, who is the CODM:

Name	Title	Responsibility
R. Steve Kinsey	Chief Financial & Administrative Officer	Accounting, finance and IT functional support.

Bradley K. Alexander	Chief Operating Officer	Executes the Company’s strategies and oversees both the BU presidents, CSO, and CSCO. These individuals report to the COO (the “operational functional team”)

Debo Mukherjee	Chief Marketing Officer	Supports the BUs and Sales to help derive and execute insights and innovation.

Tonja W. Taylor	Chief Human Resources Officer	Supports the human resource needs for the Company.

Stephen R. Avera	Chief Legal Officer	Provides legal support to management and the Board.

Mary A. Krier	Senior Vice President of Communications & Corporate Responsibility	Advises management on internal and external communication needs.

Christopher Shriver	Senior Vice President of Corporate Strategy	Manages corporate strategy objectives and merger/acquisition analysis. Provides period/quarterly key reports to CODM.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Attachment 2

[***]13

[13]	Attachment 2 consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO013).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Attachment 3

[***]14

[14]	Attachment 3 consists of three pages redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO014-FLO016).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Attachment 4

[***]15

[15]	Attachment 4 consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO017).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Attachment 5

[***]16

[16]	Attachment 5 consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO018).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Attachment 6

[***]17

[17]	Attachment 6 consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO019).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Attachment 7

[***]18

[18]	Attachment 7 consists of two pages redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO020-FLO021).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Attachment 8

[***]19

[19]	Attachment 8 consists of two pages redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO022-FLO023).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.